Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2010 (a)	Year Ended December 31, 2009 (b)
Net income (loss) from continuing operations attributable to Ameren Energy Generating Company	$(64,521)	$166,372
Less- Net income attributable to noncontrolling interest	(3,412)	(2,007)
Add- Taxes based on income	9,727	101,148

Net income (loss) before income taxes and noncontrolling interest	(51,382)	269,527
Add- fixed charges:
Interest on short-term and long-term debt (c)	58,476	60,045
Estimated interest cost within rental expense	224	307
Amortization of net debt premium, discount, and expenses	823	866

Total fixed charges	59,523	61,218

Earnings available for fixed charges	$8,141	$330,745

Ratio of earnings to fixed charges	—	5.40

(a)

Earnings are inadequate to cover fixed charges by $51,000 for the nine months ended September 30, 2010. In the third quarter of 2010, Ameren Energy Generating Company recorded a goodwill and other impairment charge of $170 million. See Note 15—Goodwill and Other Asset Impairments of this Form 10-Q for additional information.

(b)

Effective January 1, 2010, Ameren Energy Generating Company (Genco) acquired an 80% ownership interest in Electric Energy Inc. (EEI) from an Ameren subsidiary as a result of an internal re-organization. In accordance with authoritative guidance, both periods presented reflect the combined Genco and EEI results.

(c)	Includes interest expense related to uncertain tax positions